THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

June 1, 2007

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington D.C. 20549

RE:

Santa Barbara Group of Mutual Funds, Inc.

File Nos. 33-56546 and 811-07414

Ladies and Gentlemen:

On behalf of Santa Barbara Group of Mutual Funds, Inc., a registered investment company (the “Company”), we hereby submit, via electronic filing, Post-Effective Amendment No. 18 to the Company’s Registration Statement under the Securities Act of 1933 (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The Amendment is filed primarily to reflect changes to the name and principal investment strategies for the PFW Water Fund, currently the "SBG Growth Fund" and formerly the "Bender Growth Fund."

The Amendment is expected to become effective August 1, 2007.

Please provide any comments on the Amendment to JoAnn M. Strasser, Esq., Thompson Hine LLP at (513) 352-6725 or Emile Molineaux, General Counsel, Gemini Fund Services LLC at (631) 470-2616.

Very truly yours,

/s/ Thompson Hine LLP

THOMPSON HINE LLP